ROLLOVER AGREEMENT, dated as of June 11, 2008 (this “Agreement”), among United Energy Group Limited, an exempted company with limited liability existing under the Laws of Bermuda (“United”) and Citadel Equity Fund Ltd, a Cayman Islands company (“Senior Preferred Stockholder”).

WHEREAS, United and Transmeridian Exploration Incorporated, a Delaware corporation (the “Company”), are parties to that certain Investment Agreement, dated as of the date hereof (the “Investment Agreement”);

WHEREAS, the Senior Preferred Stockholder owns approximately 31.3% of all of the issued and outstanding shares of 15% senior redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (“Senior Preferred Stock”);

WHEREAS, the Senior Preferred Stockholder executed the Waiver, dated June 11, 2008, whereby it waived compliance by the Company with the covenants set forth in Sections 17, 18, and 19 of the Company’s Certificate of Designations of the Senior Preferred Stock, to the extent any of those covenants would otherwise be implicated by the transactions contemplated by the Investment Agreement; and

WHEREAS, the Senior Preferred Stockholder desires to exchange its shares of Senior Preferred Stock for United Convertible Bonds (as defined below), on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, and intending to be legally bound, the parties hereto agree as follows:

1.           Definitions.  Except as otherwise defined herein, terms defined in the Investment Agreement are used herein as therein defined and, except as otherwise specified or as the context may otherwise require, the following terms shall have the respective meanings set forth below whenever used in this Agreement and shall include the singular as well as the plural:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Deed Poll” means the instrument to be executed by United by way of a deed poll constituting the United Convertible Bonds in a form to be agreed by United and the Senior Preferred Stockholder prior to the dispatch of the circular or listing document of United in Hong Kong in relation to the transactions contemplated hereunder and under the Investment Agreement, together with the schedules thereto (as from time to time altered in accordance with the instrument) and any other document executed in accordance with the instrument (as from time to time so altered) and expressed to be supplemental to the instrument.

“Conversion Shares” means the ordinary shares, par value HK$0.01 per share, of United to be issued by United upon exercise of the conversion rights attaching to the United Convertible Bonds.

“Encumbrance” means, with respect to any shares, any security interest, pledge, mortgage, lien, charge, encumbrance, adverse claim or restriction of any kind, including, without limitation, any restrictions on the voting or transfer thereof.

“United Convertible Bonds” means such number of convertible bonds to be issued by United which are convertible into Conversion Shares in registered form to be created by the Deed Poll and for the time being outstanding (as defined therein) or, as the context may require, any number of them; principal commercial terms of the United Convertible Bonds are set out in the term sheet as set forth in Annex B.

“Warrant Agreements” means the Convertible Promissory Note and Warrant Purchase Agreement, dated as of August 30, 2005, by and among the Company, North Sound Legacy Institutional Fund LLC, North Sound Legacy International, Ltd., and Royal Bank of Canada; the Common Stock Purchase Warrant, dated December 1, 2006, by and between the Company and Jefferies & Company, Inc.; Common Stock Purchase Warrant dated as of July 9, 2007, by and between the Company and Jefferies & Company, Inc.; the Allonge to Common Stock Purchase Warrant, in favor of North Sound Legacy Institutional Fund LLC, dated May 30, 2007; the Allonge to Common Stock Purchase Warrant, in favor of North Sound Legacy International Ltd, dated May 30, 2007; the Warrant Purchase Agreement, dated as of March 15, 2007, by and among the Company, North Sound Legacy International Ltd and North Sound Legacy Institutional Fund LLC; and the Preferred Stock and Warrant Purchase Agreement, dated November 12, 2004, by and between the Company and each of the purchasers party thereto.

2.           Exchange of Senior Preferred Stock.  Subject to the terms and conditions contained herein, following the closing of the Tender Offer and immediately prior to the Swap Closing, the Senior Preferred Stockholder and United shall exchange that number of shares of Senior Preferred Stock for that number of United Convertible Bonds in the principal amounts set forth next to the Senior Preferred Stockholder’s name in Annex A; [omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission].  It is a condition to United’s obligation to exchange such shares of Senior Preferred Stock for such number of United Convertible Bonds that (a) such shares of Senior Preferred Stock be free and clear of any Encumbrances at the time of the exchange, and (b) all (but not less than all) of such shares of Senior Preferred Stock be exchanged contemporaneously.  The Senior Preferred Stockholder acknowledges that consideration for the exchange of its shares of the Senior Preferred Stock pursuant to this Section 2 includes any accrued and unpaid dividends, whether or not declared by the Company’s Board of Directors, and the Senior Preferred Stockholder hereby revokes any right it might have to seek any further payment of any accrued and unpaid dividends.  The United Convertible Bonds being issued in the exchange contemplated by this Section 2 are being so issued as part of a private placement of the United Convertible Bonds of at least $150,000,000, computed by adding the cash price paid for such bonds with the amounts with respect to such bonds specified in Annex A hereto, with such bonds, other than those being issued in such exchange, being purchased for cash.  [Omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission].  Concurrently with the exchange of Senior Preferred Stock for United Convertible Bonds contemplated by Section 2 above, the Senior Preferred Stockholder shall agree to purchase, in accordance with applicable U.S. Securities Laws, US$5,000,000 in cash of the New Preferred Stock at par value.

3.           Representations and Warranties of the Senior Preferred Stockholder.  The Senior Preferred Stockholder represents and warrants to United that:

(a)           The Senior Preferred Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, and to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Senior Preferred Stockholder, the performance by the Senior Preferred Stockholder of its obligations hereunder and the consummation by the Senior Preferred Stockholder of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Senior Preferred Stockholder.  This Agreement has been duly executed and delivered by the Senior Preferred Stockholder, and (assuming due authorization, execution and delivery by United) this Agreement constitutes a legal, valid and binding obligation of the Senior Preferred  Stockholder enforceable against the Senior Preferred  Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The Senior Preferred Stockholder acknowledges that the United Convertible Bonds it will receive pursuant to this Agreement will not have been registered under the Securities Act and, therefore, will not be able to be resold unless such United Convertible Bonds are registered or unless an exemption from registration is available.  The Senior Preferred Stockholder is acquiring United Convertible Bonds for its own account, for investment and not with a view to, or for resale in connection with, the distribution thereof.

(c)           The Senior Preferred Stockholder is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, a sophisticated investor and, by virtue of its business or financial experience, is capable of evaluating the merits and risks of the investment in the United Convertible Bonds.  The Senior Preferred Stockholder has been provided an opportunity to ask questions of and receive answers from representatives of United concerning the terms and conditions of this Agreement and the exchange contemplated hereby of Senior Preferred Stock for United Convertible Bonds.

(d)           The execution, delivery and performance of this Agreement by the Senior Preferred  Stockholder does not and will not (i) to the extent applicable, violate, conflict with or result in the breach of any provision of the organizational documents of the Senior Preferred  Stockholder, (ii) conflict with or violate any Law applicable to the Senior Preferred  Stockholder, (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which the Senior Preferred  Stockholder is a party, or (iv) result in the creation of any Encumbrance on any of the shares of Senior Preferred Stock, except, in the case of clauses (ii) and (iii), for such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, prevent or materially delay the Senior Preferred  Stockholder from performing its obligations under this Agreement.

(e)           The execution, delivery and performance of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority on the part of the Senior Preferred  Stockholder.

(f)           Each share of Senior Preferred Stock set forth next to the Senior Preferred  Stockholder’s name in Annex A hereto is owned of record and beneficially by the Senior Preferred  Stockholder free and clear of all Encumbrances (except restrictions under applicable Securities Laws).  Such shares are all of the shares of Senior Preferred Stock owned, either of record or beneficially, by the Senior Preferred Stockholder.  Upon consummation of the transactions contemplated by Section 2 of this Agreement, each such share of Senior Preferred Stock shall be owned of record and beneficially by United free and clear of all Encumbrances (except restrictions under applicable Securities Laws).  Other than as set forth herein, there are no voting trusts, agreements, proxies or other agreements or understandings in effect with respect to the Senior Preferred Stock held by the Senior Preferred Stockholder.  Other than this Agreement, the Senior Preferred Stockholder is not bound by any contract restricting its right to transfer the Senior Preferred Stock.

(g)           There is no Action pending or, to the knowledge of the Senior Preferred  Stockholder, threatened before any Governmental Authority by or against the Senior Preferred  Stockholder relating to (a) the Senior Preferred Stockholder’s shares of Senior Preferred Stock, or (b) any actual or potential bankruptcy or insolvency of the Senior Preferred Stockholder.

(h)           No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Senior Preferred Stockholder.

4.           Representations and Warranties of United.  United represents and warrants to the Senior Preferred Stockholder that:

(a)           United is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, and (assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken) to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by United, and (assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken) the performance by United of its obligations hereunder and the consummation by United of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of United.  This Agreement has been duly executed and delivered by United, and (assuming due authorization, execution and delivery by the Senior Preferred Stockholder) this Agreement constitutes a legal, valid and binding obligation of United enforceable against United in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           Neither United nor anyone acting on its behalf has offered or sold any securities or other interests in United, or has taken any other action, which would reasonably be expected to subject the offer, issuance or sale of United Convertible Bonds, as contemplated hereby, to a requirement that it be registered under the Securities Act.

(c)           The execution, delivery and performance by United of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of United, (b) conflict with or violate any Law applicable to United, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which United is a party, which would adversely affect the ability of United to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(d)           The execution, delivery and performance by United of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority, except as described in Section 6.03 of the Investment Agreement.

(e)           Assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken, United has all requisite power and authority to offer, sell and issue United Convertible Bonds as contemplated by Section 2 hereof.  Assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken, the United Convertible Bonds will have been duly authorized for issuance and sale pursuant to this Agreement and, when issued, will have been duly executed by United and, assuming the due authorization and execution of the Deed Poll by United, when delivered in exchange for shares of Senior Preferred Stock in accordance with the terms of this Agreement, will constitute valid and binding agreements of United, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors or by general equitable principles (whether considered in a proceeding in equity or at law) and will be entitled to the benefits of the Deed Poll.  At the time of the exchange of the Senior Preferred Stock for United Convertible Bonds contemplated by Section 2 of this Agreement, all of the Conversion Shares shall have been duly authorized for issuance pursuant to the conversion of the United Convertible Bonds and reserved for such issuance and any Conversion Shares issued upon conversion of the United Convertible Bonds shall be validly issued, fully paid and nonassessable.

(f)           No Action by or against United is pending or, to the knowledge of United threatened, which could affect adversely the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

(g)           As of 31 March 2007 (the “Last Accounts Date”) and in respect of the period then ended, the audited consolidated accounts of United made up to the Last Accounts Date (the “Audited Accounts”) complied in all material respects with the requirements of all relevant laws and accounting practice in Hong Kong and disclose a true and fair view of the state of affairs of United and its subsidiaries (the “United Group”).  The Audited Accounts have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and applied on a consistent basis during the periods involved, except as may be otherwise indicated in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the United Group as of and for the date thereof and the results of their operations and cash flows for the period ended on the Last Accounts Date, subject to normal recurring year-end adjustments and any other adjustments described therein.  The internal controls over financial reporting utilized by United are designed to provide reasonable assurance regarding the reliability of United’s financial reporting and the preparation of United’s financial statements.  To the knowledge of United, there are no material weaknesses or significant deficiencies in the design or operations of the internal controls over financial reporting utilized by United.  United has implemented disclosure controls and procedures designed to ensure that material information relating to United is made known to United’s management by others within United.  All information with respect to the United Group contained in the announcements and circulars published by United on the website of the Hong Kong Stock Exchange during the period of 6 months prior to the date of this Agreement was true and accurate in all material respects as at the time of publication.  United has complied with the disclosure obligations imposed on it under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange in all material respects.

(h)           Except as described in Section 6.03 of the Investment Agreement, no vote of any holders of any class or series of capital stock of or other equity interests in United is necessary to approve the issuance of United Convertible Bonds as contemplated hereby.

(i)           Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of United.

5.           Grant of Irrevocable Proxy.  The Senior Preferred Stockholder, by this Agreement, with respect to its shares of Senior Preferred Stock, now owned or hereinafter acquired, hereby grants an irrevocable proxy and power of attorney to United with full power of substitution and resubstitution (and agrees to execute such additional documents or certificates evidencing such proxy as United or its designees may reasonably request) to vote, at any meeting of the shareholders of the Company or any adjournment or postponement thereof, and take action by written consent, (a) in favor of the approval and adoption of (i) any amendments to the Company’s Amended and Restated Certificate of Incorporation, including any Certificate of Designations relating to any series of the Company’s preferred stock,  required to consummate the transactions contemplated by  the Investment Agreement, (ii) the issuance of the new convertible preferred stock of the Company required to consummate the transactions contemplated by the Investment Agreement and (iii) any other matters, if any, required by applicable Law or otherwise to approve and adopt the Investment Agreement and approve of the transactions contemplated thereby and this Agreement; (b) against any action, agreement or transaction (other than the transactions contemplated by the Investment Agreement and this Agreement) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Investment Agreement or that could result in any of the conditions to the Company’s obligations under the Investment Agreement not being fulfilled; and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Investment Agreement and considered and voted upon (or consented to) by the shareholders of the Company.  THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER.  The Senior Preferred Stockholder hereby revokes each proxy and power of attorney it may have heretofore granted with respect to its shares of Senior Preferred Stock.  Notwithstanding any of the foregoing, this proxy shall be limited to matters reasonably required in order to consummate the transactions contemplated by the Investment Agreement; the Senior Preferred Stockholder shall retain its proxy rights with respect to all other matters.

6.           Waiver of Notice under Warrant Agreements.  The Senior Preferred Stockholder hereby irrevocably waives any right it or any of its Affiliates might have, with respect to any warrants issued pursuant to the Warrant Agreements and held by the Senior Preferred Stockholder or any of its Affiliates, to receive from the Company 20-day prior written notice of the transactions contemplated by the Investment Agreement as may be required pursuant to Section 5.2 of the applicable Warrant Agreement.  For the avoidance of doubt, the Company shall have no obligation to provide such prior written notice and the lack of notice given by the Company pursuant to Section 5.2 of the applicable Warrant Agreement shall not constitute a failure to comply with the provisions of such Warrant Agreement for the purposes of Section 16.1 thereof.

7.           Restrictions on Transfer.  Except as contemplated hereby, the Senior Preferred Stockholder shall not transfer, sell, tender, assign, option, pledge, hypothecate, put,

convert or redeem or otherwise directly, indirectly or by operation of Law or otherwise (including without limitation by merger or sale of equity in any direct or indirect holding company), dispose of or subject to any Encumbrance any of the shares of Senior Preferred Stock; provided, however, that, with the prior consent of United (which consent shall not be unreasonably withheld), the Senior Preferred Stockholder may make a transfer of shares of Senior Preferred Stock to its Affiliate that agrees to be bound by the terms of this Agreement.  Subject to the foregoing, the Senior Preferred Stockholder shall retain its full rights as a shareholder of the Company for all purposes unless and until the exchange of shares of Senior Preferred Stock for United Convertible Bonds in accordance with this Agreement.

8.           No Solicitation of Transactions.  The Senior Preferred Stockholder shall not, directly or indirectly, through any officer, director, employee, agent, representative or otherwise, (a) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal of offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or (b) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (c) agree to or approve any Competing Transaction or enter into any contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction or (d) take any action that would make any representation or warranty of the Senior Preferred Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or adversely affecting the Senior Preferred Stockholder from performing its obligations hereunder.  The Senior Preferred Stockholder shall, and shall direct or cause his, her or its directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Competing Transaction.  If any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, the Senior Preferred Stockholder shall promptly advise United orally and in writing of (i) any offer or proposal or any request for information with respect to any offer or proposal, the material terms and conditions of such offer or proposal or request and the identity of the person making such offer or proposal or request and (ii) any changes in any such offer or proposal or request.

9.           Conditions to Obligations of the Senior Preferred Stockholder and United.

(a)           The obligations of the Senior Preferred Stockholder and United to consummate the transactions contemplated by Section 2 of this Agreement shall be subject to (i) the fulfillment or waiver by United (to the extent permitted under the Investment Agreement) of the conditions set forth in Sections 8.02(b), (c), (d) and (e) of the Investment Agreement; (ii) the Listing Committee of the Hong Kong Stock Exchange having granted or having agreed to grant the listing of, and permission to deal in, the Conversion Shares; (iii) the Investment Agreement having become and remaining unconditional under its own terms; and (iv) the shareholders of United having approved the issue of the United Convertible Bonds.

(b)           The obligations of the Senior Preferred Stockholder to consummate the transactions contemplated by Section 2 of this Agreement shall be subject to the fulfillment or waiver (to the extent permitted) of the following conditions: (i) the representations and warranties of United contained in this Agreement (A) that are not qualified as to materiality shall be true and correct in all material respects as of the Closing Date and (B) that are qualified as to materiality shall be true and correct as of the Closing Date, except in each case to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) any covenants or agreements contained in this Agreement to be complied with by United on or before the Swap Closing shall have been complied with in all material respects.

(c)           The obligations of United to consummate the transactions contemplated by Section 2 of this Agreement shall be subject to the fulfillment or waiver (to the extent permitted) of the following conditions: (i) the representations and warranties of the Senior Preferred Stockholder contained in this Agreement (A) that are not qualified as to materiality shall be true and correct in all material respects as of the Closing Date and (B) that are qualified as to materiality shall be true and correct as of the Closing Date, except in each case to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) any covenants or agreements contained in this Agreement to be complied with by the Senior Preferred Stockholder on or before the Swap Closing shall have been complied with in all material respects.

10.           Termination.  This Agreement shall be terminated and the transactions contemplated hereby shall be abandoned solely in the event that the Investment Agreement is terminated pursuant to Article X thereof or if the exchange of Senior Preferred Stock for United Convertible Bonds shall not have occurred on or before December 31, 2008.

11.           Further Action; Reasonable Best Efforts.  (a)  Upon the terms and subject to the conditions hereof, the Senior Preferred Stockholder and United shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective this Agreement, including, without limitation, using its reasonable best efforts to obtain any consents, approvals, authorizations, qualifications and orders of Governmental Authorities or third parties as are necessary for the consummation of this Agreement.

(b)           The Senior Preferred Stockholder and United will negotiate in good faith, acting reasonably, to agree on the form and contents of the Deed Poll, which shall incorporate the commercial terms set forth in the term sheet attached hereto as Annex B, as promptly as practicable and in any event prior to the deadline for the dispatch of the circular or listing document of United in Hong Kong in relation to the transactions contemplated hereunder and under the Investment Agreement in accordance with the HKSE Listing Rules.

12.           Disclosure.  The Senior Preferred Stockholder hereby agrees to permit United to publish and disclose the Senior Preferred Stockholder’s identity and ownership of the Senior Preferred Stock and the nature of the Senior Preferred Stockholder’s commitments, arrangements and understandings under this Agreement in any press release or other disclosure document in which United reasonably determines in its good faith judgment that such disclosure is required by Law, including the Securities Laws, in connection with the transactions contemplated by the Investment Agreement and this Agreement.

13.           Assignment.  Except as contemplated by the proviso to Section 7 of this Agreement, neither this Agreement, nor any right, obligation or interest hereunder may be assigned or otherwise transferred or disposed of, whether by operation of Law, security or otherwise, by the Senior Preferred Stockholder or United without the prior written consent of each of the other parties hereto and any attempted assignment without the required consent shall be void; provided, however, that United may assign all or any of its rights and obligations hereunder to any Affiliate of United, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  For the avoidance of doubt, United shall be entitled to conduct the transactions contemplated by this Agreement through a wholly owned subsidiary of United; provided, however, that United shall guarantee the obligations of such subsidiary in connection therewith.

14.           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by facsimile upon written confirmation of delivery or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14):

(a)	if to Citadel Equity Fund Ltd:

Citadel Equity Fund Ltd 153 East 53rd Street, 45th Floor New York, New York 10014 Attention: Toby Buchanan Facsimile No.: (312) 267-7577

with copy to:

Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Attention: John J. Sabl Fax: (312) 853-7036

(b)	if to United Energy Group Limited:

United Energy Group Limited Unit 2112, Two Pacific Place 88 Queensway Central, Hong Kong Attention: Rachel Zhang, Executive Director Facsimile No.: +852 2522 6938

with copy to:

Shearman & Sterling LLP 12th Floor Gloucester Tower The Landmark, 11 Pedder Street Central, Hong Kong Attention: Paul Strecker Facsimile No.: +852 2978 8099

15.           Waiver.  The waiver by a party of compliance with any provision of this Agreement by another party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

16.           No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of United, any legal or equitable right, benefit or remedy of any nature whatsoever, including any right of employment for any specified period, under or by reason of this Agreement.

17.           Entire Agreement.  This Agreement, the Deed Poll, the Investment Agreement and the Ancillary Agreements set forth the entire agreement and understanding among the parties hereto and supersede all prior agreements and understandings relating to the subject matter hereof.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.  The headings of sections and subsections herein are included solely for convenience of reference and shall not affect the meaning of any of the provisions of this Agreement.

18.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

19.           Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 19.

20.           Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Swap Closing shall have occurred.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

UNITED ENERGY GROUP LIMITED

By:	/s/ Zhang Hongwei
Name: Zhang Hongwei
Title: Chairman and Executive Director

CITADEL EQUITY FUND LTD

By:	CITADEL LIMITED PARTNERSHIP, its Portfolio Manager

By:	/s/ Christopher Ramsey
Name: Christopher Ramsey
Title: Authorized Signatory